April 23, 2008
VIA EDGAR AND FACSIMILE
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cerner Corporation
Form 10-K for Fiscal Year Ended December 29, 2007
Filed on February 27, 2008
File No. 000-15386
Dear Ms. Collins:
By letter dated April 15, 2008 (“Staff Letter”), the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 29, 2007, filed on February 27, 2008, of Cerner Corporation (the “Company”). You requested a response within 10 business days or asked that we notify you of the date when we will provide a response.
During the month of April, our Accounting Department is focused on closing the books, preparing schedules for the independent auditors, and drafting and finalizing our Form 10-Q. Many of the individuals focused on these activities have knowledge which will be integral to responding to the Staff Letter. In order to provide the Commission with thorough answers to the inquiries, we will provide our response no later than May 15, 2008, which is one week after our Form 10-Q is filed.
If this date is unacceptable, please do not hesitate to call me at (816) 201-1989.

Sincerely,
/s/ Marc G. Naughton
Marc G. Naughton, Senior Vice President
and Chief Financial Officer